

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2024

Ibrahima Tall
Chief Executive Officer
Namib Minerals
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

Tulani Sikwila
Chief Financial Officer
Greenstone Corporation
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

> **Re: Namib Minerals**
> **Registration Statement on Form F-4**
> **Filed December 6, 2024**
> **File No. 333-283650**

Dear Ibrahima Tall and Tulani Sikwila:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-4 filed December 6, 2024

Cover Page

1. We note your revised disclosure contemplates the consummation of a $60,000,000 PIPE Investment of SPAC Class A Common Stock at a price per share of $10.00 by certain investors and their permitted successors and assigns. Revise your cover page to briefly describe any material financing transactions that will occur in connection with the consummation of the de-SPAC transaction and revise your prospectus summary to include the material terms of such financing transaction. Refer to Item

1604(a)(2) and (b)(5) of Regulation S-K.

Questions and Answers About the Business Combination and the HCVI Stockholders' Meeting

Q. What conditions must be satisfied to complete the Business Combination?, page xxvii

2.   We note your revised disclosure in response to prior comment 13 that if applications for corporate rescue proceedings are approved at either the Mazowe Mining Company or the Redwing Mining Company, then HCVI would not be obligated to consummate the Business Combination and HCVI would be permitted to terminate the Business Combination Agreement unless, in each case, HCVI waives such condition. Please revise your disclosure in this Question and Answer to describe this closing condition.

Sources and Uses of Funds for the Business Combination, page 18

3.   We refer you to the tables summarizing sources and uses of funding the business combination. Please disclose how you determined cash to balance sheet amounts in each of the redemption scenarios and how you determined the estimated transaction fees and expenses of $18,460,000.

Summary Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 27

4.   Please revise the loss for the year and loss per common shares-basic and diluted as of December 31, 2023, to reconcile with the corresponding pro forma amounts presented on page 83. Also revise total assets, liabilities, and shareholders' deficit as of June 30, 2024, to reconcile with corresponding pro forma amounts on page 81.

Risk Factors

Greenstone's purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from Metallon may be subject to potential claims, page 45

5.   We note your revised disclosure in response to prior comment 14. Please revise to disclose whether the Guarantors plan to pay the Purchase Price prior to the closing of your business combination.

Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities, page 64

6.   We note your revised disclosure in response to prior comment 18. Please revise to also address the consequences of a suspension or delisting by Nasdaq of HCVI securities, including that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination and any impact on securities holders due to your securities no longer being considered "covered securities."

HCVI does not have a specified maximum redemption threshold, page 65

7.   We note your revised disclosure in response to prior comment 42 and reissue the comment in part. Revise your risk factor disclosure to discuss the impact of HCVI's securities being deemed a penny stock on your listing on Nasdaq.

Investors should be aware that the gratuitous waiver of all or part of the deferred underwriting fee is unusual, page 70

8.   We note your revised disclosure in response to prior comment 15 that none of the Underwriters provided any additional detail regarding why they agreed to waive their respective underwriting fees. Please revise to discuss in greater detail the circumstances surrounding the Underwriters' agreement to waive their deferred fees, including who initiated this waiver agreement and how it was obtained from the Underwriters.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information
4. Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 87

9.   We refer you to footnote 4.F and the adjustment for $11,997,000 of transaction costs expensed as part of the Business Combination. Please tell us how this amount corresponds with the adjustment for $12,320,000 in estimated non-accrued transaction expenses disclosed at page xxii, the estimated transaction fees and expenses of $18,460,000 disclosed at page 19, and the $16,580,000 adjustment in footnote 4.AA.

10.   Please tell us the basis for and explain the difference between the fair value of the Sponsor earnout of $670,695 in adjustment 4.G.3 and the fair value of the Sponsor earnout of $17,020,000 in adjustment 4.J.

11.   We refer you to footnote 4.I.2. Please tell us what 15 million Company Earnout represents and how this relates to the Company Earnout Shares of 30 million presented in the table at page 16.

12.   We refer you to footnote 4.J. Please tell us how you determined the net assets of HCVI under each of the three redemption scenarios.

13.   We refer you to note (1) of footnote 5. Please tell us how you considered the additional dilution sources that are summarized in the table at page xxiv with the disclosure in this note stating that the conversion of Pubco Warrants is the only share-based instrument which may result in dilution after the Closing Date.

The Background of the Business Combination, page 102

14.   We note your revised disclosure in response to prior comment 27 that the the $500 million valuation was derived from a peer comparison analysis, consisting of other African gold companies at similar stages of development, based on an EV/Resource (total ounces of gold) multiple of approximately $71 – $72 applied to the estimated resources of approximately 5.2 million ounces of gold provided by Greenstone management, and additional credit for Greenstone's past producing assets with existing infrastructure and capital spend in the ground, historical production, cash flows from ongoing production and existing mining permits. Please describe in greater detail this peer comparison analysis provided by Greenstone management and utilized by HCVI management to derive the valuation. For example, disclose the names of the companies selected for this analysis and corresponding EV/Resource multiples. Also include more detailed disclosure and quantify to the extent possible the additional credit for Greenstone's past producing assets with existing infrastructure and capital

spend in the ground, historical production, cash flows from ongoing production and existing mining permits.

Material U.S. Federal Income Tax Consequences, page 148

15. We note your response to prior comment 39 and reissue the comment. Please disclose the material tax consequences of the transaction. In this regard, for guidance see Footnote 42 to Staff Legal Bulletin No. 19.

Business of Greenstone and Information Related to Greenstone, page 212

16. We note your response to comment 47. Considering it is probable that you will have a direct or indirect economic interest in the DRC exploration permits, please provide additional mineral property summary disclosure for this non-material property, including a map, or tell us why you are unable to do so.

17. We note your response to comment 51 and we partially reissue the comment. Please disclose the metallurgical recovery factor assumption with your Mazowe Mine mineral resource table and Redwing Mine mineral resource table, as required by Item 1304(d) of Regulation S-K.

18. Please clarify the mineral resource price assumptions for the Mazowe Mine mineral resource table and the Redwing Mine mineral resource table in your registration statement. The disclosure on page 221 of your registration statement references an $1,800 gold price. This price is consistent with the Mazowe Mine gold price of $1,800 on page 234, however it is inconsistent with the Redwing Mine gold price of $2,340 on page 239.

    Your technical reports filed as exhibits 92.3 & 96.3 indicate that a 30% uplifted price assumption has been used, equivalent to $2,340 per ounce, for the Mazowe Mine and the Redwing Mine. Please advise and revise your disclosure as necessary.

    In your response please provide us with your cut-off grade calculation for the Mazowe Mine mineral resource and the Redwing Mine mineral resource.

Security Ownership of Certain Beneficial Owners and Management, page 303

19. Please disclose the the natural person(s) who have voting and/or investment control over the shares held by Walleye Capital LLC, AQR Capital Management, LLC, Polar Asset Management Partners Inc. and RiverNorth Capital Management, LLC.

Greenstone Corporation Financial Statements
3.3 Property, plant and equipment, page F-108

20. Expand your disclosure to provide the information detailed in your response to prior comment 59. In this regard, please clarify the amounts of inferred resources included in your calculation of depreciation, as a percentage of your total Life of Mine estimate when comparing to your historical conversion rate.

96.2&96.3, page II-1

21.   We note your response to comment 73 and we reissue the comment. We are unable to read the figures that have been included in this section of your technical report summary. Please revise as necessary.

       Additionally please include an overview of all relevant exploration work. We suggest including a table, or tables, that summarize the type and amount of work performed. For example this may include the year the exploration work was performed, the type of exploration work performed, and the quantity of exploration work. Please include representative plans and cross-sections of results.

General

22.   We note your response to our prior comment 16. Please delete, if true, any references to "marketable securities" held in the Trust Account. In this regard, we note your cover page disclosure indicating that HCVI holds $35.17 million "based on the fair value of cash and marketable securities held in the Trust Account as of September 30, 2024."

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Energy & Transportation

cc: Barbara Jones